Exhibit 99.1

Management Discussion and Analysis

Quarterly Report

Management Discussion & Analysis
September 30, 2012

Olympus Pacific Minerals Inc.
Management Discussion and Analysis

As at November 8, 2012

The following Management Discussion and Analysis (“MD&A”), which has been prepared for the three-month period ended September 30, 2012, of the financial results of Olympus Pacific Minerals Inc. (“Olympus”, “we”, “our” or the “Company”) for the three-month period ended September 30, 2012 should be read in conjunction with the unaudited interim condensed consolidated financial statements and related notes, prepared in accordance with IAS 34 Interim Financial Reporting, and the annual financial statements for the year ended June 30, 2012. This discussion covers the three-month period ended September 30, 2012 and the subsequent period to November 8, 2012. Other pertinent information on the Company is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar as well as on the Company’s web site at www.olympuspacific.com. Olympus is listed on the Toronto Stock Exchange under the symbol OYM, on the Australian Securities Exchange under the symbol OYM and trades on the OTCQX in the United States under the symbol OLYMF. For the purpose of preparing our MD&A, the Company considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances. All dollar amounts are stated in United States (“US”) dollars unless otherwise indicated.

Forward Looking Information
This report contains certain forward-looking statements relating to, but not limited to, management’s expectations, estimates, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “anticipate”, “project”, “goal”, “plan”, “intend”, “budget”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include, but is not limited to, statements regarding:

▪	reserve and resource estimates;

▪	estimates of future production;

▪	unit costs, costs of capital projects and timing of commencement of operations;

▪	production and recovery rates;

▪	financing needs, the availability of financing on acceptable terms or other sources of funding, if needed; and

▪	the timing of additional tests, feasibility studies and environmental or other permitting

Forward-looking statements should not be construed as guarantees of future performance. The forward-looking statements contained herein are based on our management’s current expectations, estimates, assumptions, opinion and analysis in light of its experience that, while considered reasonable at the time, may turn out to be incorrect or involve known and unknown risks, uncertainties and other factors inherently subject to a number of business and economic risks and uncertainties and contingencies that could cause actual results to differ materially from any forward-looking statement. These risks, uncertainties and other factors include, but are not limited to, the following:

▪	failure to establish estimated resources and reserves;

▪	the grade and recovery of ore which is mined varying from estimates;

▪	capital and operating costs varying significantly from estimates;

▪	delays in obtaining or failures to obtain required governmental, environmental or other project approvals;

▪	changes in national and local government legislation, taxation or regulations, political or economic developments;

▪	the ability to obtain financing on favorable terms or at all;

▪	inflation;

▪	changes in currency exchange rates;

▪	fluctuations in commodity prices;

▪	delays in the development of projects; and

▪	other risks that we set forth in our filings with applicable securities regulatory authorities from time to time and available at www.sedar.com or www.sec.gov/edgar.

Due to the inherent risks associated with our business, readers are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. We disclaim any intention or obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by applicable laws.

1 | Olympus First Quarter 2013

Management Discussion & Analysis
September 30, 2012

The Business Environment
Six critical business factors impact the Company’s performance:

1. Mineral Reserves and Resources
Our mineral reserves and resources are the foundation of the Company’s business. They have a direct impact on feasibility and scoping studies and the value of our Company. Our mineral reserves and resources also dictate how much ore the Company can produce, and for how many years it can be produced. The grade of ore mined can vary from year to year. This has a significant impact on the volume of metal sold, and on the Company’s financial results.

2. Gold Price
The price received for the gold produced and sold has a direct impact on Company profitability. The price of gold also has a direct bearing on feasibility studies that the Company has or may complete in the future, increasing or decreasing the potential rate of return on a project. The price of gold may also have a bearing on the Company’s ability to access capital to explore or develop.

3. Licensing
In order to explore, develop or conduct mining operations in the jurisdictions in which it operates, the Company must comply with all applicable local regulations and laws relating to the establishment or creation of an entity authorized to conduct business in the local jurisdiction and the obtaining of all required permits, licenses and certificates. Without complying with all applicable laws and regulations, the Company could not conduct its activities. For more information on licenses, please refer to the key license schedule on page 8.

4. Cost Changes
A changing cost and taxation environment has a direct impact on financial results of the Company. It also impacts the results of feasibility studies making a project more or less attractive to develop in the future. For example, the Vietnamese government, as recently as 2010, increased royalties on gold production. In addition, capital costs for most projects worldwide have increased substantially due to the higher costs of mining related equipment and consumables the price of which is mostly determined by global demand and supply.

5. Exchange Rates
Company revenue is exclusively denominated in US dollars, but because the Company operates in Southeast Asia, costs are in several different currencies. The Company is most affected by changes in the exchange rates among the Canadian dollar, US dollar, Australian dollar, Malaysian ringgit, the Vietnamese dong and the Philippines peso. As the Company’s cash is mostly held in US dollars, future changes in the relationship between the US dollar and other currencies can have a direct impact on funds available for future spending.

6. Human Resources
People are critical to the Company’s success. During the 2013 fiscal year, the Company will continue to enhance its Human Resource Management in terms of: teamwork; employment relations; organization design and development; the transferring of skills from expatriate employees to appropriately trained local employees; talent acquisition; and the retention, training and development of key people to maximize their contribution to the achievement of the Company’s goals.

2 | Olympus First Quarter 2013

Management Discussion & Analysis
September 30, 2012

Company Background

Olympus Pacific Minerals Inc. is a Canadian company with international operations involved in the exploration, development and mining of mineral properties in Southeast Asia, with a focus in Vietnam, Malaysia and the Philippines. The Company, a first mover in Vietnam, is building its base with the aim of being a leading gold producer and explorer in Southeast Asia and has commissioned the first two foreign owned gold mines and processing facilities to be operated in Vietnam since the 1940s. The management team is strongly committed to Olympus’ vision of making major discoveries in the region and increasing shareholder value. The Company focuses its activities on four multi-project properties, two located in Central Vietnam - the Bong Mieu Gold property and the Phuoc Son Gold property, one located in Malaysia - the Bau Gold project, and one located in the Northern Philippines - the Capcapo Gold/Copper property.

Southeast Asia Regional Map

Company Strategy
The Company’s goals for its 2013 fiscal year, in line with its strategy, are focused on the following:

▪	Continue to explore and develop the Vietnam projects.

▪	Determine through exploration and feasibility studies economically minable targets for the coming years.

▪	Review cost structures to ensure cost effective operations are achieved.

▪	Work with local and central government on obtaining replacement or new mining and investment licenses on commercially acceptable terms.

▪	Work with local and central Government in reducing royalty and tax rates in line with other Vietnamese enterprises.

Specific goals and the 2013 fiscal year outlook for each of the operating subsidiaries are discussed in the operations sections in this MD&A.

3 | Olympus First Quarter 2013

Management Discussion & Analysis
September 30, 2012

Company and its Subsidiaries
The material business operations of the Company are presently carried out in large part through wholly or jointly owned private subsidiary companies as set out in the chart below:

Bong Mieu Gold Project (80%) - Vietnam
Bong Mieu hosts the following producing gold mines: Bong Mieu Central (VN220) which contains proven and probable reserves and has been in commercial production since the fourth quarter of 2006 and Bong Mieu Underground (VN230), in commercial production since the second quarter of 2009. Bong Mieu also hosts other target exploration sites including Bong Mieu East (VN240) and a number of other surface showings. It is being actively explored for additional resources.

Phuoc Son Gold Project (85%) - Vietnam
Phuoc Son hosts the high-grade gold deposit (Dak Sa). The Bai Dat Underground mine (VN320) at Dak Sa contains proven and probable reserves and was brought into commercial production on October 1, 2009. Phuoc Son ore was temporarily processed at the Bong Mieu plant until December 31, 2010. The new Phuoc Son plant was commissioned in June 2011 and has been commercially producing from July 1, 2011. The Phuoc Son property contains multiple gold mineralization zones that are being actively explored for additional resources.

North Borneo Gold – Bau Gold Project (83.25%) – Malaysia
The Bau Gold Project comprises consolidated mining and exploration tenements that collectively cover more than 1,340 km2 of the most highly prospective ground within the historic Bau Gold Project in Sarawak, East Malaysia. The property is attributed with significant gold resources and has been independently assessed as having substantially greater resource potential.

The Company has agreed to acquire a further 10.3 percent from the local Malaysian joint venture partner in three remaining tranches, with final completion in January 2014 which will bring the Company’s effective interest to 93.55 percent.

Capcapo Gold Property - Philippines
Olympus, in consortium with a Philippine company (in the process of incorporation) controlled by Philippines nationals, has an option to acquire up to a 60 percent interest in the Capcapo Gold Project, Northern Philippines, subject to compliance with Philippine foreign ownership laws, upon completing specified expenditures on the property. The Company entered into a formal joint venture operating agreement with its partner on September 30, 2011.

Binh Dinh NZ Gold Company – Tien Thuan Gold Project (75%) – Vietnam
The Tien Thuan Gold Project covers about 100 km2 of hilly terrain, encompassing numerous hard rock and alluvial gold occurrences within and peripheral to a large, multiphase intrusive complex of predominantly granitic composition. Quartz veins extend over 15 km of strike. Two discrete intrusive complexes featuring vein and disseminated molybdenum mineralization have been discovered. Geological mapping has revealed outcropping features that are broadly consistent with economically productive circum-pacific porphyry (copper-molybdenum-gold-silver) deposits. Exploration is in progress.

GR Enmore Gold Project - New South Wales, Australia
The Enmore Gold Project covers approximately 325 km2 within the Enmore-Melrose Goldfield of northeastern New South Wales, Australia. The Company holds a 100 percent interest in one exploration license covering 158.76 km2 and is earning an 80 percent interest in two exploration licenses covering 35.28 km2. The geological setting is broadly analogous to that at the nearby Hillgrove copper gold mine.

4 | Olympus First Quarter 2013

Management Discussion & Analysis
September 30, 2012

Global Reserves & Resources
The Company’s estimated Global Reserves and Resources as at September 30, 2012 are summarized in the table below (shown after depletion by mining production up to the end of the period). Earlier changes to the reserves and resources estimates that were published in the MD&A for previous quarters can be found on the Company’s filings at www.sedar.com.

Property	Reserve Category	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Reserves
Bong Mieu Gold Property (1)
NI 43-101	Proven	-	-	-
	Probable	109,312	2.04	7,169
	Total P&P	109,312	2.04	7,169

Phuoc Son Gold Property (2)
NI 43-101	Proven	170,436	6.97	38,178
	Probable	555,835	5.77	103,176
	Total P&P	726,271	6.05	141,354

Resources
Bong Mieu Gold Property (3)
NI 43-101	Measured	1,037,660	1.95	65,038
	Indicated	2,494,970	1.47	117,585
	Total M&I	3,532,630	1.61	182,623
	Inferred	4,951,920	1.39	221,306

Ancillary Metal Credits (see note 7 below)	Measured	-	-	37,908
	Indicated	-	-	69,793
	Total M&I credits	-	-	107,701
	Inferred	-	-	97,779

Historic (JORC 1993)	Measured	24,200	5.00	3,890
	Indicated	192,700	6.60	40,890
	Total M&I	216,900	6.42	44,780
	Inferred	1,220,000	8.00	313,792

Phuoc Son Gold Property (4)
NI 43-101	Measured	118,686	8.80	33,584
	Indicated	417,230	8.90	119,397
	Total M&I credits	535,916	8.88	152,981
	Inferred	2,440,690	5.94	466,384

Tien Thuan Gold Property (5)
NI 43-101	/a	Not disclosed – See note (5) below

Bau Gold Property (6)
NI 43-101	Measured	3,425,000	1.44	158,500
	Indicated	13,633,000	1.72	755,000
	Total M&I credits	17,058,000	1.67	913,500
	Inferred	50,062,000	1.31	2,108,100
Global Totals:
Reserves
NI 43-101	Proven	170,436	6.97	38,178
	Probable	665,147	5.16	110,344
	Total P&P	835,583	5.53	148,522

Resources
NI 43-101	Measured	4,581,346	2.00	295,030
	Indicated	16,545,200	2.00	1,061,775
	Total M&I	21,126,546	2.00	1,356,805
	Inferred	57,454,610	1.57	2,893,570

JORC 1989	Measured	24,200	5.00	3,890
	Indicated	192,700	6.60	40,890
	Total M&I	216,900	6.42	44,780
	Inferred	1,220,000	8.00	313,792

5 | Olympus First Quarter 2013

Management Discussion & Analysis
September 30, 2012

Notes to global reserves and resources table
1 - Bong Mieu Reserve Estimate
Bong Mieu reserves were estimated by Olympus in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”) and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIMM”) definitions & standards and were independently reviewed by Terra Mining Consultants and Stevens & Associates (“TMC/SA”) in March 2009. A copy of the TMC/SA technical report entitled “Updated Technical Review of Bong Mieu Gold Project in Quang Nam Province, Vietnam”, dated April, 2009 can be found in the Company’s filings at www.sedar.com. Deposit notes and reserve impairments as at September 30, 2012 are as noted below:

1.1 - Ho Gan Deposit
Lower and upper grade-cutoffs are 0.80 g/t Au and 10.00 g/t Au respectively. The mining dilution factor is 10% at 0.30 g/t Au.

No new reserves were developed during the quarter ended September 30, 2012. Accordingly, the remaining reserve was estimated by deducting the tonnage mined during the quarter ended September 30, 2012 from the reserve remaining at the quarter ended June 30, 2012. The tonnage mined during the quarter ended September 30, 2012 was estimated by reconciling the tonnage (by truck count) with mill tonnage (by weightometer).

1.2 - Ho Ray-Thac Trang Deposit
No reserves have yet been estimated.

1.3 - Nui Kem Deposit
No reserves have yet been estimated.

2 - Phuoc Son (Dak Sa) Reserve Estimate
Dak Sa (Bai Dat and Bai Go Sector) reserves were estimated by Olympus (based on a 3.00 g/t Au stope cut-off, practical stope layouts and the application of appropriate mining dilution rules and minimum width criteria) in accordance with NI 43-101 and CIMM definitions & standards. This estimate was independently audited by TMC/SA in March 2008. This TMC/SA report entitled “Technical Report on the Phuoc Son Project in Quang Nam Province, Vietnam” (March 2008), is within the Company’s filings at www.sedar.com. Deposit notes and reserve impairments as at September 30, 2012 are as noted below:

2.1 - Bai Dat Sector
During the quarter ended September 30, 2012, mining of Bai Dat deposit continued down to sub-level 6. No new reserves were developed during the quarter ended September 30, 2012. Accordingly, the remaining reserves were determined by deducting the ore mined during the quarter ended September 30, 2012 from the quarter ended June 30, 2012 reserve. The ore mined was determined by underground survey, reconciled with the official milled tonnage (by weightometer). The Bai Dat reserve estimate employed a lower grade-cutoff of 3.00 g/t Au and an upper cutoff of 100.00 g/t Au.

2.2 - Bai Go Sector
During the quarter ended September 30, 2012, development ore was mined from the Bai Go ore body. No new (NI 43-101 status) reserves were developed. Accordingly, the Bai Go the quarter ended September 30, 2012 reserve was determined by deducting the ore mined during the quarter ended September 30, 2012 from the quarter ended June 30, 2012 reserve. The ore mined was determined by underground survey, reconciled with milled tonnage (by weightometer). The March 2008 reserve estimate employed a lower grade-cutoff of 3.00 g/t Au and an upper cutoff of 80.00 g/t Au.

3 - Bong Mieu Resource Estimate
Bong Mieu resources were initially estimated by Olympus (in accordance with NI 43-101 and CIMM definitions & standards) and independently audited/updated by Watts Griffis and McOuat (“WGM”) (“A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam”) in September 2004, by TMC/SA (“Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam”) in August 2007 and by TMC/SA (“Updated Technical Review of Bong Mieu Gold Project in Quang Nam Province, Vietnam”) in April 2009. Copies of these reports can be found within the Company’s filings at www.sedar.com. Deposit notes and resource impairments as at September 30, 2012 are as noted below:

3.1 - Bong Mieu Central (Ho Gan) Deposit
During the quarter ended September 30, 2012, no mining was conducted and no new (NI 43-101 status) resources were estimated. The quarter ended September 30, 2012 JORC/NI43-101 resource therefore remains the same as previously reported.

3.2 - Bong Mieu East (Ho Ray-Thac Trang) Deposit
During the quarter ended September 30, 2012, no mining was conducted. An internal (NI 43-101/CIMM status) block model resource estimate (Bong Mieu-East Mineral Resource Update, March, 2011) is the basis for the quarter ended September 30, 2012 resource statement. This estimate incorporated upper and lower grade cutoffs of 0.5 g/t Au and 10 g/t Au respectively. The previous estimate was from an April 2009 independent review by TMC/SA (refer above), which incorporated drilling completed by Olympus during 2008 (using upper and lower grade cutoffs of 0.5 g/t Au and 10 g/t Au respectively) to update prior NI 43-101 and CIMM standard estimates/audits.

3.3 - Bong Mieu South (Nui Kem) Deposit
The Nui Kem underground resource is an Historic estimate; being an independent estimate by Continental Resource Management Pty Ltd (“CRM”) in 1993. This estimate used lower and upper grade-cutoffs of 3.00 g/t Au and 30.00 g/t Au respectively. Although this CRM estimate pre-dates NI 43-101, it was independently reviewed by WGM in 1997 and again in 2007 by TMC/SA (refer above).

Neither WGM nor TMC/SA audited the CRM estimate, nor did they attempt to reclassify the Nui Kem resource to meet NI 43-101 standards. Nonetheless, both independent consultant groups consider it to have been carried out in a manner consistent with standard industry practice of the time and deem it to be relevant and of historic significance. It is accordingly herein reported as an historical resource.

During the quarter ended September 30, 2012, Olympus continued mining production from trial stoping and underground exploration developments. The historic resource has not been impaired by this production because the production to date is small and predominantly external to the CRM resource boundaries. Depth considerations effectively preclude resource drilling from surface, but it is anticipated sufficient data will become available from underground drilling and exploratory headings to enable a new NI 43-101 compliant estimate to be prepared, which will allow an application for an extended mining license.

6 | Olympus First Quarter 2013

Management Discussion & Analysis
September 30, 2012

4 - Phuoc Son (Dak Sa) Resource Estimate
Dak Sa (Bai Dat and Bai Go Sector) resources were estimated by Olympus in January 2008, in accordance with NI 43-101 and CIMM definitions & standards. This estimate was independently reviewed by TMC/SA in a technical report entitled “Technical Report on the Phuoc Son Project in Quang Nam Province, Vietnam”, dated March 2008, copy of which can be found in the Company’s filings at www.sedar.com. A prior independent review (by WGM) entitled “A Technical Review of the Phuoc Son Gold Project in Quang Nam Province, Vietnam”, dated January 30, 2004 can also be found in the Company’s filings at www.sedar.com. Current resources include an in-house estimate of additional resources conducted in May 2010. Deposit notes and resource impairments as at September 30, 2012 are as noted below:

4.1 - Dak Sa South (Bai Dat) Deposit
During the quarter ended September 30, 2012, mining of the Bai Dat deposit continued, but no additional (NI 43-101 status) resources were defined. Accordingly, the quarter ended September 30, 2012 resource (which includes reserves) was determined by deducting the quarter ended September 30, 2012 mining depletion from the resource remaining at end of the quarter ended June 30, 2012. The Dak Sa South estimate (refer above) employed an upper grade cutoff of 100.00 g/t Au, with no lowercut.

4.2 - Dak Sa North (Bai Go) Deposit
During the quarter ended September 30, 2012, underground mining of the Bai Go ore body was continued. No new (NI 43-101 status) resources were developed. Accordingly, the Bai Go the quarter ended September 30, 2012 resource was determined by deducting the ore mined during the quarter ended September 30, 2012 from the quarter ended June 30, 2012 resource. The ore mined was determined by underground survey, reconciled with milled tonnage (by weightometer). The Dak Sa North resource estimate employed an upper grade cutoff of 80.00 g/t Au, with no lower grade cutoff.

5 - Tien Thuan Resource Estimate
No Tien Thuan resource is disclosed as of the quarter ended September 30, 2012 because no NI 43-101 status resource estimate has yet been made. An historic (1993) gold resource estimate by the Geological Survey of Vietnam cannot presently be disclosed because it is neither JORC nor NI 43-101 compliant.

6 - Bau Resource Estimate
No mining was conducted at the Bau Gold Project during the quarter ended September 30, 2012. Current Bau resources are pursuant to an estimate conducted by TMC/SA, dated February 28, 2012. This estimate employed lower grade-cutoffs of 0.50 g/t Au and 2.00 g/t Au respectively for near surface (open-pit) and deeper (under-ground) deposits. Upper cutoffs ranged from 3.3 g/t Au in respect of tailings and from 6.47 g/t Au to 33.13 g/t Au in respect of other deposits, depending upon grade statistics for each deposit. This estimate supersedes an earlier estimate by the same consultants dated June 15, 2010.

A prior estimate (of partial Bau resources) was completed in November 2008 by Ashby Consultants Ltd (“ACL”) of New Zealand. The ACL estimate (conducted in accordance with JORC standards) is superseded by the TMC/SA estimate, which was conducted in accordance with NI 43-101 and CIMM definitions & standards. A copy of the 2010 TMC/SA technical report in respect of the Bau resource estimate may be viewed within the Company’s filings at www.sedar.com.

Ongoing Bau project resource drilling is expected to enable a further resource update in late 2012.

7 - Ancillary Metals
The gold-equivalent value of the Tungsten in the Bong Mieu East Resource was calculated using Tungsten value of US$430/MTU and gold value of US$1,650/ounce. Other metals, such as silver, copper, lead, zinc and fluorine, have not been included in the quarter ended September 30, 2012 estimate because they are of insignificant value or uneconomic to recover.

8 - SEC Note
The mineral reserve and mineral resource estimates contained in this table have been prepared in accordance with NI 43-101. The standards used by the United States Securities and Exchange Commission’s (“SEC”) are included in Industry Guide No. 7. The definitions in NI 43-101 differ in certain respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained herein may not be comparable to similar information disclosed by US companies.

CAUTIONARY NOTE TO US INVESTORS
CONCERNING ESTIMATES OF MEASURED AND INDICATED RESOURCES
This section uses the term “measured and indicated resources”. We advise US investors that while those terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize them. US investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

CAUTIONARY NOTE TO US INVESTORS
CONCERNING ESTIMATES OF INFERRED RESOURCES
This section uses the term “inferred resources”. We advise US investors that while this term is recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize it. “Inferred resources” have a great uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. US investors are cautioned not to assume that part or all of an inferred resource exists, or is economically and legally mineable.

7 | Olympus First Quarter 2013

Management Discussion & Analysis
September 30, 2012

Key Licenses
The following is a summary of key license areas as at September 30, 2012.

Company	Licenses Granted-Area	Renewal License Applications-Area	New License Applications Area
Bong Mieu Gold Mining Company
Investment Certificate	3,000.0 Ha	-	-
Exploration Licenses	-	1,850.0 Ha	-
Mining Licenses	358.0 Ha	-	-

Phuoc Son Gold Company
Investment Certificate	7,000.0 Ha	-	-
Exploration Licenses	-	2,800.0 Ha*	-
Mining Licenses	7.95 Ha	-	-

North Borneo Gold
Mining Licenses	799.9 Ha	48.2 Ha	651.7 Ha
Mining Certificates	1,694.9 Ha	12,150.0 Ha	-
Exploration Prospecting Licenses	-	28,715.5 Ha	2,031.0 Ha
General Prospecting Licenses	-	35,808.4 Ha	77,500.0 Ha

Binh Dinh NZ Gold Company
Investment Certificate	6,480.0 Ha	-	-

*A new license application has been submitted for renewal of the license area.

Production Plant Output Results
Results from the Plants:
	Bong Mieu	Phuoc Son	Total	Total
For the three months ended September 30	2012	2012	2012	2011
Gold sales (US$)	5,869,100	13,300,405	19,169,500	12,465,251
Cost of sales (US$)	3,521,889	6,429,764	9,951,426	6,181,082
Amortization (US$)	1,050,773	3,567,480	4,326,488	2,395,354
Royalties (US$)	181,634	2,022,147	2,203,781	2,229,374
Environment fees (US$)	283,719	507,713	791,433	-
Cash operating cost per ounce (US$)	990	797	856	845
Ounces sold (oz)	3,559	8,066	11,625	7,314
Tonnes of ore milled	36,851	59,338	96,189	79,974
Grade (g/t Au)	4.03	4.48	4.31	6.22
Mill recoveries (%)	83.48	92.68	89.4	87
Gold produced (oz)	3,989	7,923	11,912	12,482

Costs of mining and milling increased on the previous quarter at each mine site with lower than anticipated grades being mined. Implementing operational changes to reduce cash cost per ounce remains a key focus for the management team.

Financial Performance
A total of 11,625 ounces of gold were sold for proceeds of US$19,169,500 during the three months ended September 30, 2012. The average realized gold price for the three-month period was US$1,649 per ounce.

8 | Olympus First Quarter 2013

Management Discussion & Analysis
September 30, 2012

Results of our Exploration, Development, and Production Activities

Bong Mieu Gold Mining Company Limited

Background
The Bong Mieu Gold Mining property, located in Tam Lanh Commune of the Tam Ky District in the southeast corner of Quang Nam province in Central Vietnam, hosts the producing Bong Mieu Central (VN220) and Underground (VN230) gold mines. The Bong Mieu Central Gold Mine (VN220) contains proven and probable reserves and has been in commercial production since 2006. The Bong Mieu Underground Deposit (VN230) is located one kilometer from the Bong Mieu Central Gold Mine (VN220). The Bong Mieu Underground Mine (Nui Kem VN230) is being explored and developed. It was placed into commercial production in the second quarter of 2009 following completion of the Bong Mieu plant upgrade. Exploration to date has demonstrated additional geological potential in the east area of the property, Bong Mieu East (VN240), as well as a number of new surface showings requiring further work and evaluation. The Company intends to dedicate further exploration efforts towards defining and expanding the resource.

Structure
Olympus, through its holding companies, holds an 80 percent ownership interest in Bong Mieu Gold Mining Company Limited (“BM”), a joint venture enterprise incorporated in Vietnam, which has surface rights to the Bong Mieu Gold Property. The other 20 percent of BM is owned by two Vietnamese organizations, MIDECO (10 percent) and MINCO (10 percent).

The Vietnamese partners have not, at this stage, paid their share of the funding requirements. Joint venture profits are to be shared in proportion to ownership once funding requirements are met. The Company pays the Vietnam Government a royalty equal to three percent of the sales value of gold production in Vietnam from Bong Mieu.

Olympus manages the exploration and operation programs on the property on behalf of the joint venture.

The following tables provide key information for the Bong Mieu property:

(US$) As at	September 30, 2012	June 30, 2012
Net deferred exploration and development	6,400,700	6,145,341
Property, plant, and equipment	1,208,635	1,531,538

(US$) For the three months ended September 30	2012	2011
Spending on exploration and development activities	444,550	1,398,567
Expenditure on property, plant, and equipment	521,163	51,134

Reserves and Resources
Please refer to page 5 for a summary of Bong Mieu Gold Property mineral reserve and resource estimates as at September 30, 2012.

Exploration
Bong Mieu General Exploration (VN210)
The Company is providing industry assistance for a three-year research project entitled “Ore Deposits of SE Asia” and participation in the project is ongoing. This project is run by the University of Tasmania (“UTAS”) Centre of Excellence in Ore Deposit (CODES) in which mineral industry sponsors help to fund the research. The Company will derive the benefit of research results that are normally beyond the reach of an individual exploration company.

Nui Kem Exploration (VN230)
Underground exploration of the Nui Kem upper vein continues in support of current mining production. Nui Kem production to date has been largely external to the historic JORC resource estimate (CRM, 1993), which therefore remains largely intact.

Exploration of the 3 km long Nui Kem stacked vein system has been deferred, pending the outcome from the application for renewal of the Bong Mieu Investment Certificate.

Bong Mieu East Exploration (VN240)
The open-ended Ho Ray-Thac Trang mineralization zone has been subdivided into two sequential mining stages:

Stage 1:
Ho Ray (2Mt resource block). The reserve report was approved by the National Council for Mineral Resource Evaluation (“NCMRE”) on June 1, 2012 (Decision No 855/QD-HDTLKS) and has since been archived with General Department of Geology and Mining (“GDGM”). Under Vietnam mining regulations, a Mining License Application (“MLA”) must be lodged with GDGM within six months of the reserve approval date, or else the resource will be forfeited to National Mineral Resource Inventory (“NMRI”). To date, mine planning and Environmental Impact Assessment (“EIA”) documentation in support of a MLA have been partially completed.

Stage 2:	Incremental pit expansion to include the balance of Ho Ray, plus Thac Trang.

Conceptual Ho Ray mine & process plant planning, Feasibility Studies and Environmental Impact Assessment are in progress support of a mining license application over the Ho Ray approved resource block. This MLA will be lodged in the fourth quarter of 2013. The balance of the Ho Ray-Thac Trang resource will be the subject of a subsequent (Stage 2) application (contingent upon investment certificate extension).

9 | Olympus First Quarter 2013

Management Discussion & Analysis
September 30, 2012

Production and Operating Statistical Results
Bong Mieu Process Plant
During the quarter ended September 30, 2012, the plant milled 36,851 tonnes at 4.03 g/t Au, with 83% gold extraction efficiency. The 7% increase in recoveries compared to the previous quarter is due to the Bong Mieu plant upgrade project and fine tuning done by operations. Record extraction efficiency of 86% was achieved in September. Eighty-two percent of the 3,990 ounces produced is from Nui Kem.

Bong Mieu plant upgrade project construction is approximately 95% complete, with final piping work for air line remaining. The objective of higher metal recoveries and significant reduction in reagent consumption is already noticeable.

Bong Mieu Central (VN220 & VN250)
Ore mined from Ho Gan underground in the quarter ended September 30, 2012 is 7,764 tonnes at 3.18 g/t Au. Lateral drive advance is 111 meters.

Underground mine operation was suspended mid-August due to high operating cost, low productivity and lower grade. All portals were sealed to discourage entry of illegal miners. The Company implemented manpower and equipment restructuring at the end of September 2012.

Bong Mieu Underground (VN230)
During the quarter ended September 30, 2012, total ore mined was 25,231 tonnes at 4.49 g/t Au. The tonnage increased 27% compared to the previous quarter. Lateral drive advance is 295 meters compared to last quarter’s 128 meters.

Outlook to June 30, 2013
▪	Continue to explore and develop the Nui Kem upper vein.

▪	Determine through exploration and feasibility studies economically minable targets for the coming years.

▪	Restructure operations to ensure cost effective operations are achieved.

▪	Work with local and central government on obtaining replacement or new mining and investment licenses on commercially acceptable terms.

10 | Olympus First Quarter 2013

Management Discussion & Analysis
September 30, 2012

Results of our Exploration, Development, and Production Activities
Phuoc Son Gold Company Limited
Background
Phuoc Son Gold property covers 70 km2 and is located in the western highlands of Quang Nam Province in Central Vietnam, 74 km away from the Bong Mieu Gold property. The property includes the high-grade Dak Sa Underground Project (VN320), which has proven and probable reserves and was put into commercial production in the fourth quarter of 2009. The Phuoc Son property also contains multiple gold mineralization zones that are being actively explored for additional resources.

Structure
Olympus, through its subsidiary, New Vietnam Mining Corporation (“NVMC”), holds an 85 percent interest in the Phuoc Son Gold Project. In 2003, NVMC entered into a joint venture with Mien Trung Industrial Company (“Minco”), a mining company then controlled by the local provincial government, to form the Phuoc Son Gold Company (“PSGC”) with Minco holding the remaining 15 percent. PSGC has an investment certificate on the Phuoc Son property. Joint venture profits are to be shared in proportion to ownership once funding requirements are met. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15 percent to 30 percent if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50 percent if Minco chooses to acquire such additional 20 percent interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties. If Minco does not proceed to exercise its rights of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest

The Company pays the Vietnam Government a royalty equal to fifteen percent of the sales value of gold production in Vietnam from Phuoc Son.

Olympus manages the exploration and operation programs on the property on behalf of the joint venture.

The following tables provide key information for the Phuoc Son property:

(US$) As at	September 30, 2012	June 30, 2012
Net deferred exploration and development	13,898,352	14,459,318
Property, plant, and equipment	25,895,710	27,098,950

(US$) For the three months ended September 30	2012	2011
Spending on exploration and development activities	1,036,085	1,594,103
Expenditure on property, plant, and equipment	159,262	1,791,378

Reserves and Resources
Exploration work to date has defined the “productive” Dak Sa shear deposit over a strike length of approximately five kilometers, expanded the Dak Sa resource base, and has confirmed that the mineralization remains open along strike and down dip.

Please refer to page 5 for a summary of Phuoc Son Gold Property mineral reserve and resource estimates as at September 30, 2012.

Exploration
Bai Dat Exploration (VN320)
Detailed geological mapping of the lower levels of Bai Dat mine is currently in progress in support of both surface and underground drilling proposals. Underground drilling will likely be from one or more drill drives from level 6. Surface drilling will investigate a potentially mineable resource in the Bai Cu area, several hundred meters south of the Bai Dat mine.

Bai Go Exploration (VN330)
In-fill drilling in the area immediately north of the Bai Go deposit commenced on October 14, 2011, with the objective of upgrading about 0.5 million ounces of inferred resource for conversion into mining reserves. Drilling was suspended effective April 7, 2012, after completion of 2,952.07 meters in 23 holes. These results are currently being reviewed with a view to preparing a new resource estimate for input in the above MLA.

Dak Sa General Mine geology mapping and grade control sampling are currently being reviewed, with the objective of improving practices to JORC/NI43-101 standard and to improve mine planning and production forecasting.

Production and Operating Results
Phuoc Son Process Plant
The plant milled 59,338 tonnes at 4.48 g/t Au, with 93% gold extraction efficiency. Seventy-nine percent of the 7,922 ounces produced is from Bai Go. The 74% increase in gold production compared to the previous quarter is due to the 72% increase in tonnage milled. The plant demonstrated capability to process more than 1,000 tonnes per day in September. Engineering design for the Regrind Circuit project is ongoing.

Bai Dat (VN320)
Total ore mined is 9,653 tonnes at 6.40 g/t Au. Total development advance is 475 meters. Ground support and stabilization activities are still ongoing mainly in two areas of the Bai Dat mine to ensure good ventilation and continued safety on all working areas.

Bai Go (VN330)
Total ore mined is 49,094 tonnes at 4.27 g/t Au. This is a 123% increase in tonnage and 5% increase in grade compared to the previous quarter. Total development advance is 1,679 meters, a 49% increase compared to the previous quarter. Bai Go geology is more complex than expected and a resource model and grade control model review has been commissioned.

Issues affecting operation of both mines are the same and are being addressed by management. Active recruitment of highly skilled expatriate maintenance personnel and improving drilling and blasting efficiencies, are ongoing to resolve low mobile equipment availability and poor rate of development advance, respectively

Underground Drilling
In view of the westerly increasing depth to the veins, underground exploration is the preferred option for ongoing resource definition. The options of contracting or purchasing a suitable underground drilling rig are therefore being evaluated.

Licensing
Please refer to page 8 for a summary of licenses as at September 30, 2012.

Outlook to June 30, 2013
▪	Commence cemented aggregate fill program at Bai Go to increase overall mine efficiency.
▪	Review cost structures to ensure overall cost per ounce remains low.
▪	Work with local and central Government in reducing royalty and tax rates in line with other Vietnamese enterprises.
▪	Recommence exploration drilling to delineate further mining reserves on the property.

Results of our Exploration, Development, and Production Activities
North Borneo Gold Sdn Bhd
Bau Gold Project (MY110)
The Bau Gold Project comprises consolidated mining and exploration tenements that collectively cover more than 1,340 km2 of the most highly-prospective ground within the historic Bau Goldfield, in Sarawak, East Malaysia. Operating since 1864, this goldfield has estimated historic gold production of more than 3 million ounces of gold including recorded production of 1.5 million ounces of gold. Regional analogy with goldfields across the border in Kalimantan Province, Indonesia suggests significantly greater remaining potential.

11 | Olympus First Quarter 2013

Management Discussion & Analysis
September 30, 2012

The Company has agreed to acquire a further 9.76 percent interest, in addition to the 12.5 percent acquired during the third quarter of 2010, 12.5 percent acquired during the fourth quarter of 2010, 5.48 percent acquired during the second quarter of 2011 and 2.72 percent acquired in January 2012 from the local Malaysian joint venture partner to be settled in tranches with final completion on January 21, 2014. As a result the joint venture agreement has been revised to deal with a number of operational and governance matters.

The central goldfield area has been the principal focus of exploration since commencement of the joint venture in November 2006. An independent consultant commissioned by Zedex Minerals Limited established a JORC status gold resource of 1.612 million ounces in three near-surface deposits (Jugan Hill, Pejiru and Sirenggok), and in auriferous tailings at the historic Bukit Young Goldmine Sdn Bhd (“BYG”) open pit. Olympus subsequently commissioned an independent consultant during the first half of 2010 to undertake a NI 43-101 compliant re-estimation of these resources including deposit extensions and adjacent zones. This 2010 estimate established a JORC/NI 43-101 compliant gold resource of 563,900 ounces measured and indicated and 1,888,500 ounces inferred. Potential for substantial additional gold resource has also been estimated (by an independent consultant) in deposit extensions and closely adjacent zones. Other (as yet unexplored) potential remains within peripheral zones.

The 2010 estimate (by block modeling, using Ordinary Kriging) is based on 1,911 drill holes. Except for the BYG tailings deposit, a 0.75 g/t Au lower grade cutoff was used throughout, while the upper cutoff ranged from 6.47 g/t Au to 33.13 g/t Au depending upon the grade statistics of individual deposits. The BYG tailings estimate utilized lower and upper cutoffs of 0.5 g/t Au and 3.3 g/t Au respectively. The update indicated an approximate 52 percent gold resource increase at Bau, of which the increase is mainly within indicated and inferred categories.

The Bau resource comprises multiple deposits, all of which remain open with potential for further expansion through continuing exploration. The deposits comprise several different mineralization styles and have to date been drilled only to shallow depth.

During the second half of 2010, exploration drilling of new geological and geophysical targets commenced. A separate resource drilling program, aimed at upgrading the bulk of the existing resource to measured and indicated categories and to test deeper and lateral extensions of mineralization also commenced around the same time. A new resource estimate was announced during March 2012. The update indicated an approximate 23 percent gold resource increase at Bau, from 563,900 ounces to 913,500 ounces measured and indicated and from 1,888,500 ounces to 2,108,100 ounces inferred. Additionally, there has been an upgrade of 349,600 ounces of resources from inferred to measured and indicated resource categories. This increase and upgrade derive from the drilling of 19,817 meters in 122 holes during 2011.

The Company moved the Bau project into a feasibility study, with the objective of achieving a favorable development decision targeting stage one production of at least 100,000 ounces of gold per annum commencing in 2015. Exploration, mining, metallurgical and environmental studies are now in progress to further expand the resource base, determine the best development route and optimize the opportunities involved in developing multiple deposits in a sequential manner. Key development objectives include an upgrade of the resource categories in connection with the mining feasibility study. Key exploration objectives are to geologically, geophysically and geochemically define new targets for prioritized drilling.

Bau General
Total drilling during the quarter ended September 30, 2012, was 4,530 meters of resource drilling in 14 holes (all at Jugan Hill).

Total Bau Project drilling (since inception) to September 30, 2012 was 40,031.50 meters in 208 holes.

Jugan Hill (MY140)
Resource drilling has been suspended since completion of JUDDH80 and 81 on September 19, 2012.

Higher gold grades were reported from the three deepest holes in the deposit. This indicates that (consistent with some Carlin deposits) Jugan gold grade may be increasing with depth. Drilling to greater depth is required to assess the continuity size and geometry of this zone. If the Carlin analogy holds true, grades of > 10 g/t Au may be expected at depth. Since the mineralization remains open along-strike as well as down-dip, a substantial amount of drilling is required before the Jugan Hill mineralization may be closed off by drilling.

A new Jugan resource estimate is scheduled for release during the quarter ended December 31, 2012. It is contemplated that this will significantly expand the Jugan resource beyond the current estimate (14.2Mt at 1.48 g/t Au, containing 675,000 oz Au).

Close-spaced (25 meters) C-horizon grid soil geochemical survey over Jugan deposit was completed during the Quarter and a sector-wide (50m spacing) ridge & spur soil geochemical survey is now in progress. Comprehensive ICP multi-element assay (31 elements) and HyChip analysis is being conducted over both phases. It is anticipated that results of this survey will be available by year-end and will reveal gold and pathfinder element anomalies and surface alteration patterns (dickite, kaolinite, illite, sericite, montmorillonite, alunite, Fe oxides etc) related to underlying mineralization.

Preparatory line cutting is in progress, but actual survey of the deposit and selected peripheral zones has been deferred until the quarter ended March 31, 2013 (after the wet season), for logistical and safety reasons. Results from this survey are likely to become available in the quarter ended June 30, 2013, at which time further drill targets may be specified and prioritized.

12 | Olympus First Quarter 2013

Management Discussion & Analysis
September 30, 2012

Pejiru (MY145)
Preliminary remote sensing analysis has identified prospective target areas. These all require further field work prior to drill target specification.

Any such field work will entail prior discussions with local Kampongs, local government officials and community leaders and negotiation of access agreements with landowners.

Licensing
Bau Tenement Block
Confirmation of grant of application for renewal of six tenements (MC 1D/1/1987 and MLs 1 - 5/2012/1D) was received during the quarter ended June 30, 2012. Among these, the Jugan/Sirenggok (MC 1D/1/1987) was the most critical to ongoing development. The grant is subject to submission of a Mine Rehabilitation Plan (“MRP”). The MRP has been submitted and awaits Land and Survey Department approval. Once approved, renewal and expiry dates of the 20 year term of MC 1D/1/1987 will be officially confirmed. Preparations for an application for renewal of MC KD/01/1994 (Pejiru) are also in progress.

Serian Tenement Block
During the Quarter, one MC (MC SD/1/1987) was approved for grant (subject to submission of a Mine Rehabilitation Plan).

Rawan Tenement Block
Six general prospecting licenses  were approved for grant.

The following tables provide key information for the Bau property:

(US$) As at	September 30, 2012	June 30, 2012
Net deferred exploration and development	11,915,454	10,663,853
Property, plant, and equipment as at	132,284	139,248

(US$) For the three months ended September 30	2012	2011
Spending on exploration and development activities	1,251,601	1,620,576
Expenditure on property, plant, and equipment	-	-

13 | Olympus First Quarter 2013

Management Discussion & Analysis
September 30, 2012

Results of our Exploration, Development, and Production Activities

Kadabra Mining Corporation

Capcapo Property Summary
The Capcapo property is located north of the prolific Baguio-Mankayan Gold District in the Philippines. On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement (“MOA”) was entered into among Abra Mining and Industrial Corporation (“AMIC”), the Company and Jabel Corporation (“Jabel”) that allows the Company and certain Filipino persons (defined as “Olympus Pacific Minerals Inc and a Philippine national”) an option subject to compliance with Philippines foreign ownership laws and the entering into of a formal joint venture agreement, to earn a 60 percent interest in AMIC’s Capcapo mining tenement in Abra Province, Northern Philippines. The Company’s ability to earn its interest in the property was stalled as it awaited settling of a formal joint venture operating agreement with AMIC and JABEL. On September 30, 2011, a joint venture agreement with AMIC, Jabel, Kadabra Mining Corporation and PhilEarth Mining Corporation in respect of the Capcapo Gold Property was signed formally granting the Company, in consortium with PhilEarth Mining Corporation, a corporation controlled by Philippine nationals, an option to acquire up to a 60 percent interest in the Capcapo mining tenement. The joint venture agreement also grants the Company a right of first refusal over a mineral production sharing agreement held by Jabel over the Patok property, also located in Abra Province, Northern Philippines.

During the fourth quarter of 2011, the Company and its joint venture partners made preparations to conduct community relations work in order to settle land access arrangements.

A new exploration permit application was filed by Jabel on behalf of the joint venture over an area of about 500 km2 surrounding the area of the Capcapo Mineral and Production Sharing Agreement.

During the quarter ended March 31, 2012, a contract was signed with consultants to conduct community consultations and free, informed and prior consent (“FIPC”) process. Recruitment of a Capcapo field team is on hold as no field work can be conducted pending completion of the FIPC process and settlement of land access arrangements. The community relations program and land access arrangements are expected to be settled during the quarter ended December 31, 2012. Subject to completion of these arrangements, site facilities may be established and a field team may be assembled to enable field work to commence during the first half of 2013.

The Capcapo forward exploration program will include:

▪	Detailed geological mapping: to provide detailed base maps for the ongoing program.

▪	Petrological studies: to confirm the outcropping mineralization as airfall eruption breccia.

▪	In-fill and step-out drilling: to define the mineralization controls with the goal of establishing a JORC/NI 43-101 resource.

▪	Regional studies: to cover the peripheral area to assess possible extensions and/or repetitions of Capcapo-style mineralization.

Binh Dinh New Zealand Gold Company Limited
Tien Thuan Gold Project
The Tien Thuan Gold Project lies some 50 km west of the port city of Quy Nhon in Binh Dinh Province in southern Vietnam. The project area broadly encompasses about 100 km2 of hilly terrain containing numerous hard rock and alluvial gold occurrences, within and peripheral to a large, multiphase intrusive complex of predominantly felsic composition. Prior exploration by the Vietnamese Geological Survey (DGMV) during 1990-93 recorded six sub-parallel, closely spaced quartz veins hosted by a granitic intrusive. DGMV assays revealed gold values ranging up to 157 g/t Au, with 35 percent of all samples reporting above 3.0 g/t Au.

The joint venture has since mapped and sampled three intrusive related vein-swarms, confirming the presence of multiple quartz veins of potentially economic grade and width.

The Binh Dinh Provincial Government has granted an Investment Certificate to the Olympus subsidiary, Binh Dinh New Zealand Gold Company. Pursuant to the Investment Certificate, Olympus may earn 75 percent equity in the Tien Thuan Project, by funding exploration through to the completion of a bankable feasibility study (such funding to be repayable from future profits). Upon reaching a “decision to mine”, project development will be jointly funded on a pro-rata basis.

No new exploration work was carried out on the Tien Thuan property during the quarter ended September 30, 2012.

14 | Olympus First Quarter 2013

Management Discussion & Analysis
September 30, 2012

GR Enmore Pty Limited
Enmore Gold Project
The Enmore Gold Project covers approximately 325 km2 within the Enmore-Melrose Goldfield of northeastern New South Wales, Australia. The Company holds a 100 percent interest in one exploration license covering 158.76 km2 and is earning an 80 percent interest in two exploration licenses covering 35.28 km2. The geological setting is broadly analogous to that at the nearby Hillgrove copper gold mine.

Exploration results to date have confirmed the potential for lode and/or quartz stock-work style gold deposits at a number of individual prospects, including: Bora, Sunnyside, Lone Hand, Stony Hill, Sheba and Tabben. Potentially minable grades and widths have to date been drill-intersected at Sunnyside and Bora prospects.

During the first quarter of 2011, a technical report on results of the 2010 fieldwork was completed and statutory reporting was conducted. A planned program for 2011, comprising an in-fill soil geochemical survey to refine anomalies along the Bora, Sheba and Sunnyside faults, together with extension of soil geochemistry into the Lone Hand area, was deferred pending third party farm-out discussions.

Scheduled drilling of the anomalies identified from this program was similarly deferred. During the third quarter 2011, joint venture discussions were held.

During the quarter ended March 31, 2012, a 2011 Annual Report was completed and additional information in support of the application for renewal of certain of Providence Gold’s exploration licenses was supplied to the New South Wales Department of Industry.

A more detailed 2012 field program was specified and submitted for review by the Department.

The Company is considering farm-out of this project. In the absence of an acceptable farm-out proposal, preparations were made for the 2012 field program.

As a result of renewal of certain exploration licenses, detailed geological mapping and sampling will be conducted over target areas (particularly around the old Sherwood Mine). A detailed in-fill soil geochemical and HYCHIP survey is planned to refine anomalies and delineate drill targets along the Bora, Sheba, Sunnyside and Tabben faults. The existing soil survey grid will be extended into the Lone Hand mine area. Subject to results, a scout drilling program will be designed to be conducted during 2013.

An exploration program comprising landowner liaison, field base reinstatement, Quickbird image analysis, geological mapping and an aerial geophysical survey, is currently in progress. Follow-up in-fill C-horizon soil geochemical program is planned for the quarter ended September 30, 2013/December 31, 2013. Scout diamond drilling of resultant anomalies is scheduled in the 2014 fiscal year.

15 | Olympus First Quarter 2013

Management Discussion & Analysis
September 30, 2012

Operational Activities
Comments on selected items from our Consolidated Statements of Operations are noted in the table:

(US$) For the three months ended September 30	2012	2011	Change (%)	Comments on variances
Sales	19,169,500	12,465,251	54
The Company sold 11,625 ounces of gold during the three months ended September 30, 2012, at an average realized price of US$1,649 per ounce. Sales increased due to higher volume of ounces sold (4,311 additional ounces sold in the three months ended September 30, 2012 compared with the prior year).

Cost of sales	9,951,426	6,181,082	61	Increased on the prior year due to increase in volume of ounces sold.
Environmental fees	791,433	-	100	Environmental fees in Vietnam commenced in January 2012.
Amortization	4,661,534	2,416,746	93	Increased due to higher sales volumes.
Corporate and administrative expenses	2,199,919	2,293,063	-4	Reduced due to reduction in audit fees associated with the change of year end date.
Stock-based compensation	613,181	314,738	95	Increased due to timing of vesting terms of options and changes in share price at date of valuation.
Interest and accretion on term loans	2,434,942	2,566,353	5	Reduced due to reduction in term loans
Derivatives-fair value revaluation	(588,665)	(5,714,696)	-90	Fluctuates with market prices of underlying valuation factors such as the gold price, share price, volatility and risk-free rates.
Royalty expense	2,203,781	2,229,374	-1	Reduced due to timing of shipments departing from Vietnam.

Summary of Quarterly Results

(US$) For the three months ended September 30	2012	2011
Sales	19,169,500	12,465,251
Interest and accretion on terms loans	(2,434,942)	(2,566,353)
Net income (loss)	(3,665,952)	419,175
Loss per share-basic	(0.010)	(0.000)
Loss per share-diluted	(0.010)	(0.004)
Deferred exploration and development cost additions	2,732,236	4,486,532
Capital asset additions	730,132	1,948,228

First Quarter Highlights
▪	Placed the Bai Go mine into commercial production from early July 2012.
▪	Progressed exploration activities at Capcapo and Bau gold projects.
▪	Engaged positively with local banks in Vietnam on directly funding projects from within the Country.

16 | Olympus First Quarter 2013

Management Discussion & Analysis
September 30, 2012

Liquidity Section
Working capital and cash flow
As at September 30, 2012, the cash and cash equivalents’ balance is US$4,386,535 compared to US$3,397,728 as at June 30, 2012.

The increase in total cash and cash equivalents reflects positive cash flows from operating and financing activities offset primary by capital spending in Malaysia and Vietnam.  Significant cash inflows in the three months ended September 30, 2012, included US$2.2 million cash provided by operating activities, and US$1.7 million cash proceeds from a short term debt facility in Vietnam.  Significant cash outflows in the period included US$1.47 million on mine development in Vietnam, US$1.26 million in exploration in Malaysia and US$0.7 million on machinery and equipment in Vietnam.

The Company makes payments of interest on its debt facilities twice per year at the end of May and November which causes fluctuations in cash needs beyond of ordinary operating cash flow requirements.

The Company has proposed amendments to holders of the outstanding convertible notes and gold loan notes (see Subsequent Events) which should further reduce short term cash flow requirements of the Company. The management expects to reach the agreement by the end of November 2012.

The Company plans to fund acquisition of 4,500 shares in North Borneo Gold Sdn Bhd related to Tranche 3c (see table below) from its operating cash flows.

During the three months ended September 30, 2012, Olympus’ working capital surplus increased to US$1.5 million.

Working capital summary

(US$) As at	September 30, 2012	June 30, 2012
Inventories	12,018,360	11,295,411
Trade and other receivables	2,366,635	1,614,115
Prepayments	1,862,678	2,605,304
Trade and other payables	(14,740,921)	(14,323,461)
Net Working Capital	1,506,752	1,191,369

Investing activities
During the three months ended September 30, 2012, Olympus invested a total of US$2,732,236 (2011: US$4,486,532) in deferred exploration and development expenses and US$730,132 (2011: US$1,948,228) acquiring property, plant and equipment, as follows:

	Property Plant & Equipment		Deferred Exploration & Development Expenditure
(US$) For the three months ended September 30	2012	2011	2012	2011
Bong Mieu	52,163	51,134	444,550	1,398,567
Phuoc son	159,262	1,791,378	1,036,085	1,594,102
North Borneo Gold	-	37,776	1,251,601	1,620,576
Binh Dinh NZ Gold	-	-	-	(1,729)
Other	49,707	105,716	-	(124,984)
Total	730,132	1,948,228	2,732,236	4,486,532

North Borneo Gold Sdn Bhd – Bau Gold Project
On September 30, 2010 the Company entered into an agreement, as amended on May 20, 2011 and January 20, 2012, to acquire up to a 93.55 percent interest in North Borneo Gold Sdn Bhd by January 2014, subject to payments to be made in several tranches.

The transaction is summarized as follows:
	Purchase Price (US$)	Purchase Date	North Borneo Gold Sdn Bhd Class A Shares	Company’s Effective Holding (%)
Tranche 1	7,500,000	9/30/2010	31,250	62.55
Tranche 2	7,500,000	10/30/2010	31,250	75.05
Tranche 3a	6,000,000	5/20/2011	13,700	80.53
Tranche 3b	3,000,000	1/20/2012	6,800	83.25
Tranche 3c	2,000,000	1/28/2013	4,500	85.05
Tranche 4a	3,000,000	9/13/2013	7,000	87.85
Tranche 4b	6,000,000	1/21/2014	14,250	93.55
Total			108,750	93.55

The agreement includes a condition subsequent that must be met before the Tranche 3c payment is required to be settled. The condition subsequent requires the vendor to obtain:

(a)
all renewals or grants (as applicable) of mining licenses and mining certificates relating to the Jugan Hill deposit (including, without limitation, the renewal of mining certificate MD 1D/1/1987 relating to the Jugan Hill, Sirenggok and Jambusan areas) on terms acceptable to the Purchaser in all respects; and

(b)
all ministerial, Governor and other regulatory approvals to ensure that the mining licenses and certificates referred to at (a) above are valid and effective in all respects in accordance with applicable laws and regulations.

Conditions to be met before settlement of each tranche are as follows:

Tranche 1:	Has no conditions.

Tranche 2:	Amendment of the Joint Venture agreement to deal with a number of operational and governance matters. This condition was met on October 30, 2010 and settlement of Tranche 2 occurred on that date.

Tranche 3:
If the condition subsequent noted above has been met by January 21, 2012 settlement of the Tranche 3c payment occurs. If the condition subsequent has not been met then all remaining shares transfer to the purchaser at no additional cost.

On completion of Tranche 3c the right of the vendor to appoint a director to the board of North Borneo Gold Sdn Bhd ceases.

Tranche 4:	Has no conditions.

17 | Olympus First Quarter 2013

Management Discussion & Analysis
September 30, 2012

Kadabra Mining Corporation – Capcapo Project
The Company entered a formal joint venture agreement on September 30, 2011 with Abra Mining & Industrial Corporation (“AMIC”), Jabel Corporation (“Jabel”), Kadabra Mining Corporation (a wholly-owned subsidiary of the Company) (“KMC”) and PhilEarth Mining Corporation (“PhilEarth) (a Philippine company in the process of incorporation in which the Company will hold a 40 percent interest) in respect of the Capcapo Gold Property in the Northern Philippines.

Pursuant to the terms of the joint venture agreement, the Company, in consortium with PhilEarth, has an option to acquire up to a 60 percent interest in the Capcapo Gold Project, Northern Philippines, subject to compliance with Philippine foreign ownership laws. Olympus paid to AMIC US$300,000 upon the signing of the joint venture agreement, is required to pay a further US$400,000 upon gaining unencumbered access to the property and may fully exercise its option over three stages of expenditure as follows:

Stage	Expected Expenditures	Payment Due Upon Completion of the Stage
Stage 1	1,000,000	400,000
Stage 2	2,000,000	400,000
Stage 3	4,000,000	n/a

In addition, Jabel will be paid a royalty based on the calculation that yields the highest payment; either 3 percent of the gross value of production from the Capcapo Gold Project or 6 percent of the annual profit of the joint venture corporation.

Finally, Olympus is also obligated to make milestone payments each time a specified milestone is achieved in respect of the property. The specified milestone occurs at the earlier of defining a cumulative mineral reserve of 2,000,000 ounces of gold and gold equivalents for the property, or upon achievement of a consistent production rate of 2,000 tonnes per day. Accordingly, achieving one milestone does not trigger the obligation to make a subsequent milestone payment if the alternative milestone has been achieved. The milestone payment to AMIC consists of a US$2,000,000 payment and the issuance of 2,000,000 common shares of the Company or common shares having a market value of US$5,000,000, whichever is of lesser value.

Financing activities
The Company receives cash for use in operations mainly from the issuance of common shares, debt facilities, the exercise of warrants/stock options, investment income generated by its cash position, gold sales and the occasional sale of selected assets.

The Company has Convertible Notes on issue that mature in March 2014, April 2015 and May 2015. The face value of those Notes is CAD25,676,355 and US$14,600,000. If the price of the Company’s common shares does not exceed the exercise price of those Convertible Notes by the maturity date (thereby making conversion unlikely) the Company will need to raise additional finance, either by way of new equity or replacement debt facilities, to fund settlement of those Notes at maturity.

Common Share Buy-back Program
On November 28, 2011, the Company announced its intention to make a normal course issuer bid to be transacted through the facilities of the TSX (the “Normal Course Issuer Bid”) and filed a buy-back announcement with the Australian Securities Exchange (with the Normal Course Issuer Bid, the “Buy-Back Program”).

Pursuant to the terms of the Buy-Back Program, Olympus may purchase its own common shares for cancellation in compliance with TSX or ASX rules, as applicable up to a maximum of 30,072,558 shares, being 10 percent of its public float. Purchases will be subject to a daily maximum of 49,601 shares representing 25 percent of the average daily trading volume of 198,403 shares for the six months ended October 31, 2011, except where such purchases are made in accordance with “block” purchase exemptions under TSX guidelines. Olympus will initiate purchases at different times starting on or after December 1, 2011, and ending no later than November 30, 2012.

Olympus has appointed Paradigm Capital Inc. as its representative broker for purposes of the Normal Course Issuer Bid and D2MX Pty Ltd. for purchases on the ASX.

A copy of the Company’s notice of intention filed with the TSX may be obtained by any shareholder without charge by contacting the Company’s Vice-President, Investor Relations at 416 572 2525.

Debt Financing
In May 2012, Phuoc Son Gold Company Limited entered into a loan agreement with Vietcombank for a maximum borrowing of US$5,000,000, to be drawn down as required. The loan term is six months from the date of principal drawdown to the date of repayment for each drawdown. The interest rate is specified at the time of drawdown and may be adjusted every three months. The interest rate for drawdowns to September 30, 2012 is 5.5 percent per annum. The bank loan is secured over plant and equipment with a net carrying value of US$12,063,626 (Note 10).

In the second quarter of 2011, the Company raised funds of USD$28,732,255, net of costs, by the issue of convertible notes.

The terms of the convertible notes on issue are as follows:

Convertible Notes	Issued	Maturity	Interest Rate (%)	Number of Units	Face Value CAD	Face Value USD	Effective Interest Rate (%)	Conversion Rate per Unit	Total Shares on Conversion
9% CAD Notes(1)	26-Mar-10	26-Mar-14	9	12,709,942	10,676,355		31.9	0.42	25,419,893
8% CAD Notes(2)	29-Apr-11	29-Apr-15	8	150	15,000,000		36.8	0.50	30,000,000
8% USD Notes(3)	6-May-11	6-May-15	8	14,600,000		14,600,000	24.5	0.51	28,627,451
(1) The 9% CAD Notes also have two separate common stock warrants. A vested warrant that is fully vested and immediately exercisable at an exercise price of CAD$0.50 each and a Vesting warrant that is exercisable, subject to vesting upon early redemption of the Convertible Notes, for two common shares at an exercise price of CAD$0.42 per warrant share.
(2) The 8% CAD Notes also have two separate common stock warrants. A vested warrant that is fully vested and immediately exercisable at an exercise price of CAD$0.55 each and a Vesting warrant that is exercisable, subject to vesting upon early redemption of the Convertible Notes, for two common shares at an exercise price of CAD$0.50 per warrant share.
(3) The 8% USD Notes also have two separate common stock warrants. A vested warrant that is fully vested and immediately exercisable at an exercise price of CAD$0.55 each and a Vesting warrant that is exercisable, subject to vesting upon early redemption of the Convertible Notes, for two common shares at an exercise price of CAD$0.50 per warrant share.

18 | Olympus First Quarter 2013

Management Discussion & Analysis
September 30, 2012

In the second quarter of 2010, through the issuance of senior secured redeemable gold delivery preference notes (“Gold Loan”) and common stock purchase warrants, the Company raised, net of transaction costs, a further US$20.216 million.

As at September 30, 2012
	Issued	Maturity	Interest Rate (%)	Number of Units	Face Value USD
Gold Loan	June 18, 2010	May 31, 2013	8	1,314	9,360,000

At September 30, 2012 the Gold Loan had a face value of US$9,360,000. The Gold Loan has an original face value of US$21,960,000. It was issued in US$10,000 units, bears interest at 8 percent per annum and is payable semi-annually in arrears. The Gold Loan initially obligates the Company to deliver (subject to adjustment) an aggregate of approximately 24,400 ounces of gold (at US$900 per ounce). The Gold Loan matures on May 31, 2013, and requires various quantities of gold to be delivered at regular six monthly intervals leading up to the maturity date. The amount of gold that must be delivered is established by reference to a Gold Price Participation Arrangement (“GPPA”). Under certain conditions, the GPPA allows the Company to proportionally reduce the quantity of gold it has to deliver. For gold prices between US$900 and US$1,200 per ounce, payment volumes are altered so that the Company’s US dollar repayment obligation to repay the loans will not be affected by any changes in gold prices. However, volumes of gold payments are frozen if the price of gold falls below US$900 (the Company being protected from having to deliver more gold) or exceeds US$1,200 per ounce (the Company then being forced to give away a capped volume and thus value to the note holders) so in option terms the Company has a written put when gold prices are below US$900 per ounce and written call option when they are above US$1,200 per ounce.

The common stock purchase warrants offered with the Gold Loan are exercisable for a number of shares of common stock in the Company equal to 20 percent of the stated or deemed principal amount of the issued notes divided by CAD$0.60. Each warrant entitles the holder to purchase 3,470 units of common stock. The warrants are fully vested, are exercisable in whole or in part at CAD$0.60 per share, and have been accounted for as equity.

The Company did not exercise its option for early repayment through a one-off provision for the early redemption of the Gold Loan on November 30, 2011.

On the date of issuance, the value of the Gold Loan, net of transaction costs, was determined as US$18.189 million. As part of that offering, the Company issued broker warrants which were valued at US$0.252 million and have been recorded as part of the transaction cost.

The net funds of the above debt facilities have mainly been applied to the establishment of a processing plant and facilities at Phuoc Son and facilities at Bong Mieu, as well as for working capital purposes. The Company continues to generate internal cash flow that is reinvested into capital expenditure.

Gold delivered as repayment of the loan is accounted for as a disposal of a current asset, for which a gain or loss is recorded as other income (loss) in the consolidated statement of comprehensive income (loss). The gain or loss represents the difference between the value of the note settled by way of gold and the cost of production of inventory used to settle that portion of the loan.

The ability of the Company to continue its growth is dependent upon obtaining the necessary funding and/or generating funds to continue its exploration and development programs and/or the realization of proceeds from the sale of one or more of its properties and/or assets.

Off-Balance Sheet Arrangements
The Company has no off-balance sheet arrangements.

Use of Financial Instruments
The Company has not entered into any financial agreements to minimize its investment, currency or commodity market risk. The principal financial instruments affecting the Company’s financial condition and results of operations are currently its cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The excess cash is deposited in interest bearing bank deposit accounts with maturities of three months or less from the date of deposit. The gold produced in Vietnam is refined in Vietnam and Switzerland and from June 28, 2010 gold was sold on the spot market in US dollars via Auramet Trading, LLC Fort Lee, New Jersey (previously sold at the London Bullion Market a.m. Fixing).

Commitments, Contingencies and Contractual Obligations
As at September 30, 2012
(US$) Payment Due	Total	Less than one year	Year 2	Year 3	Year 4	Thereafter
Capital lease obligations	668,214	668,214	-	-	-	-
Operating leases	790,946	573,220	123,796	64,566	29,364	-
Purchase obligations - supplies & services	1,713,477	1,661,592	51,885	-	-	-
Purchase obligations - capital	241,947	241,947	-	-	-	-
Asset retirement obligations	1,908,345	762,181	400,943	94,535	136,617	514,070
Total	5,322,929	3,907,153	576,624	159,101	165,981	514,070

In the normal course of business, the Company may be subject to various legal claims. Provisions are recorded where claims are likely.

Common Shares
As of September 30, 2012, the Company had issued and outstanding 378,781,186 common shares. Subsequent to September 30, 2012, the Company did not buy back and cancel and further shares. The buy back remains open at the date of filing.

19 | Olympus First Quarter 2013

Management Discussion & Analysis
September 30, 2012

Regulatory Update
Internal Controls over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(iii)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of September 30, 2012. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that, as of September 30, 2012, the Company has sufficient personnel with the required experience and capabilities to complete all necessary control procedures associated with financial reporting and that the Company’s internal controls over financial reporting were considered effective in terms of National Instrument 52-109 of the Canadian Securities Administrators.

Evaluation of Disclosure Controls and Procedures
The Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, as of the end of the period covered in this report, evaluated the effectiveness of our disclosure controls and procedures and determined that as of September 30, 2012, that the general design and operation of our disclosure controls were satisfactory.

Regulatory Reporting in the United States
The Company’s common shares are listed and posted for trading on the over-the-counter market (OTCQX) in the United States. This allows US residents to trade the Company’s common shares efficiently.

Board and Management Changes
In January 2012, Mr. Kevin Tomlinson was appointed as a director and deputy Chair on the Board, replacing Mr. Douglas Willock, who resigned at the same time. In February 2012, Mr. John Seton resigned from the board of directors. In March 2012, Mr. Jeffrey D. Klam was appointed as company secretary in place of Mr. Louis G. Montpellier. In June 2012, Mr. Klaus Leiders resigned as Chief Operating Officer. In August 2012, Mr. Darin Lee was appointed as Chief Operating Officer.

Critical Accounting Estimates
Information about significant areas of estimation uncertainty considered by management in preparing the Financial Statements is described in the annual financial statements for the year ended June 30, 2012.

Accounting Policies
The accounting policies and methods of computation are consistent with those of the annual financial statements for the year ended June 30, 2012 as described in those annual financial statements.

Changes in Accounting Standards
The Company has reviewed new and revised accounting pronouncements that have been issued. There have been no new or amended IFRS or interpretations applicable to the Group which were issued and were effective at July 1, 2012.

20 | Olympus First Quarter 2013

Management Discussion & Analysis
September 30, 2012

Transactions and Loans with Related Parties
The consolidated financial statements include the financial statements of Olympus Pacific Minerals Inc. and the subsidiaries listed in the following table:
		% equity held as at September 30
Name	Country of Incorporation	2012	2011
Formwell Holdings Ltd	British Virgin Islands	100	100
Bong Mieu Holdings Ltd	Thailand	100	100
Bong Mieu Gold Mining Company Limited	Vietnam	80	80
Olympus Pacific Vietnam Ltd	British Virgin Islands	100	100
New Vietnam Mining Corporation	British Virgin Islands	100	100
Phuoc Son Gold Company Limited	Vietnam	85	85
Olympus Pacific Thailand Ltd	British Virgin Islands	100	100
Kadabra Mining Corp.	Philippines	100	100
Olympus Pacific Minerals Vietnam Ltd	Vietnam	100	100
OYM NZ Ltd	New Zealand	100	100
Olympus Pacific Minerals Labuan Ltd	Malaysia	100	100
Parnell Cracroft Ltd	British Virgin Islands	100	100
GR Enmore Pty Ltd	Australia	100	100
Binh Dinh NZ Gold Company Ltd	Vietnam	75	75
North Borneo Gold Sdn Bhd	Malaysia	83.25	80.53
Bau Mining Co Ltd	Samoa	91	91
KS Mining Ltd	Samoa	100	100

Compensation of key management of the Group was as follows:

(US$) For the three months ended September 30	2012	2011
Management fees and salary	763,576	640,951
Share based compensation	405,257	238,233
Total compensation of key management	1,168,833	879,184

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. The above figures represent amounts either paid or accrued.

Management fees and reimbursement of expenses
Management fees incurred on behalf of the Company were paid to companies controlled by officers of the Company. The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited and Dason Investments Limited associated with David Seton in 2012 and 2011; Wholesale Products Trading Limited associated with Peter Tiedemann in 2012 and 2011; Action Management Limited and Starsail Capital Limited associated with Charles Barclay in 2012 and 2011; Lloyd Beaumont No. 2 Trust associated with Paul Seton in 2012 and 2011; Whakapai Consulting Ltd associated with Jane Bell in 2012 and 2011; The Jura Trust Limited associated with John Seton in 2012 and 2011; K&K Management GmbH associated with Klaus Leiders in 2012 and 2011; and Bolt Solutions Corporation associated with Darin Lee in 2012.

21 | Olympus First Quarter 2013

Management Discussion & Analysis
September 30, 2012

Directors' interest in the stock option plan
Stock options held by members of the Board of Directors under the stock option plan to purchase ordinary shares have the following expiry dates and exercises prices:
			Number of Options Outstanding
Issue Date	Expiry Date	Exercise Price CAD$	September 30, 2012	June 30, 2012
Mar-07	Mar-12	0.65	-	-
Mar-07	Mar-12	0.75	-	-
Jun-08	Jan-13	0.40	1,809,000	1,809,000
Apr-09	Jan-14	0.12	-	-
Jan-10	Dec-14	0.40	2,073,618	2,073,618
Feb-10	Apr-12	0.87278	-	-
Feb-10	Jun-12	0.5742	-	-
Jun-10	Apr-15	0.42	2,250,000	2,250,000
Jun-10	Apr-15	0.60	2,250,000	2,250,000
Sep-10	Dec-14	0.45	-	-
Jan-11	Dec-15	0.72	1,068,378	1,068,378
Aug-11	Aug-16	0.515	-	-
Sep-11	Sep-16	0.532	751,599	751,599
Jan-12	Jan-17	0.420	1,250,000	1,250,000
Feb-12	Feb-17	0.520	3,472,872	3,472,872
Mar-12	Mar-17	0.330	3,015,000	3,015,000
May-12	May-13	0.320	150,000	150,000
Total			18,090,467	18,090,467

Directors' interest in the deferred share units plan
Deferred share units are held by non-executive members of the Board of Directors. Under this plan, fees are paid as deferred share units (“DSUs”) whose value is based on the market value of the common shares.
	Units		Value of Units Outstanding (US$)
As at	September 30, 2012	June 30, 2012	September 30, 2012	June 30, 2012
14/05/2008	116,667	116,667	26,088	28,452
14/05/2009	120,690	120,690	26,987	29,433
Total of deferred share units outstanding	237,357	237,357	53,075	57,885

22 | Olympus First Quarter 2013

Management Discussion & Analysis
September 30, 2012

Risk Factors and Uncertainties
The Company faces significant risk factors and uncertainties associated with its business and its industry, similar to those faced by other exploration and development companies in Southeast Asia, including the following general description of material risk factors:

▪
There is a significant doubt regarding the ability of the Company to continue as a going concern. The Company’s Financial Statements as at and for the period ended September 30, 2012 were prepared on a going concern basis, under the historical cost basis, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business.

During the three-month period ended September 30, 2012, the Company had a significant disruption to its operations at the Phuoc Son Mine which negatively impacted the cash-flows and the Company incurred a net loss of US$3.6 million for the period. As at September 30, 2012, the Company’s current liabilities exceeded its current assets by US$15.3 million and the Company has high debt levels. Further the Corporation currently has limited cash on hand and, since it is experiencing negative cash flow, its cash reserves are being depleted.

The Phuoc Son Mine has now resumed normal operations and management expects that net cash flows from operations will be positive in fiscal 2013. If the Company is able to increase production to targeted levels and the market price for gold remains robust through fiscal 2013, the Company’s liquidity position may improve.

The ability of the Company to continue as a going concern depends upon its ability to resume profitable operations or to continue to access debt or equity capital in the ordinary course. No assurance can be given that such capital will be available at all or on terms acceptable to the Company. Management is considering various alternatives, including a number of initiatives to raise additional capital or to restructure its existing debt. However, as at the date of this report the Company has not secured such further financing. Although the Company has been successful in securing the funds necessary to execute its business plan in the past, it is not possible to determine with certainty the success or adequacy of its financing initiatives.

▪
Not all of the Company’s mineral properties contain a known commercially mineable mineral deposit. The business of mineral exploration and extraction involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate, establish or expand mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its ability to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation nor enable a continuation of those operations when established. Whether a mineral deposit is commercially viable depends on a number of factors, including, but not limited to the following: particular attributes of the deposit, such as ground conditions, depth, grade, size and proximity to infrastructure; the ability of the Company to maximize the recovery rate of ore extracted; cost of supplies; metal prices, which are volatile; and government regulations, including regulations relating to investment, mining, prices, taxes, royalties, land use and tenure, importing and exporting of minerals and environmental protection.

▪
The Company’s resources and reserves estimates are subject to uncertainty. The Company’s mineral resources and mineral reserves are estimates based on a number of assumptions, any adverse changes in which could require the Company to lower its mineral resource and mineral reserve estimates. There is no certainty that any of the mineral resources or mineral reserves disclosed by the Company will be realized or that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that reserves can be mined or processed profitably. Until a deposit is actually mined and processed, the quantity and grades of mineral resources and mineral reserves must be considered as estimates only. Valid estimates made at a given time may significantly change when new information becomes available. Any material change in the quantity of mineral resources or mineral reserves, grade or stripping ratio may affect the economic viability of the Company’s properties. There can also be no assurance that any discoveries of new or additional reserves will be made. Any material reductions in estimates of mineral resources or mineral reserves could have a material adverse effect on the Company’s results of operations and financial condition. This risk may be particularly acute with respect to the Bong Mieu Central Gold Mine where the Company conducted a limited amount of drilling before making its decision to commence production.

▪
The Company may not meet key production or other cost estimates. A decrease in the amount of or a change in the timing of the mineral production outlook for the Company may impact the amount and timing of cash flow from operations. The actual impact of such a decrease of cash flow from operations would depend on the timing of any changes in production and on actual prices. Any change in the timing of these projected cash flows resulting from production shortfalls or labor disruptions would, in turn, result in delays in receipt of such cash flows and in using such cash to, as applicable, reduce debt levels and fund operating and exploration activities. Should such production shortfalls or labor disruptions occur, the Company may require additional financing to fund capital expenditures in the future. The level of capital and operating cost estimates which are used for determining and obtaining financing and other purposes are based on certain assumptions and are inherently subject to significant uncertainties. It is very likely that actual results for the Company’s projects will differ from its current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, and/or increase capital and/or operating costs above, the current estimates. In particular, the Bong Mieu Central Gold Mine was put into production without a full feasibility study. Instead, the Company prepared a pre-feasibility study, which can underestimate a project’s capital and operating costs, while at the same time overestimating the amount of reserves, grade recovery from processing and mineralization. Accordingly, production estimates in respect of the Bong Mieu Central Gold Mine may be even less reliable. If actual results are less favorable than the Company currently estimates, the Company’s business, results of operations, financial condition and liquidity could be materially adversely impacted.

▪
The Company is subject to various risk associated with its mining operations. By its nature, the business of mineral exploration, project development, mining and processing, contains elements of significant risks and hazards. The continuous success of the Company’s business is dependent on many factors including, but not limited to:

-	discovery and/or acquisition of new ore reserves;
-	securing and maintaining title to tenements and obtaining necessary consents, permits or authorizations for exploration and mining;
-	successful design and construction of mining and processing facilities;
-	successful commissioning and operating of mining and processing facilities;
-	ongoing supplies of essentials goods and services; and

23 | Olympus First Quarter 2013

Management Discussion & Analysis
September 30, 2012

-	the performance of the technology incorporated into the processing facility.
Specifically, the Company placed the Bong Mieu Central Gold Mine into production based on a pilot plant and bench scale testing. There can be no assurance that mineral or other metal recoveries in small scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production and the volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated.

▪
The Company is largely dependent upon its mining and milling operations at its Phuoc Son mine and any adverse condition affecting that operation may have a material adverse impact on the Company. The Company’s operations at the Phuoc Son property accounted for approximately 67 percent of the Company’s gold production for the three months ended September 30, 2012 and is expected to account for approximately 82 percent of the Company’s gold production in 2013 (based on the Company’s production guidance of 60,000 ounces). During the three months ended September 30, 2012, gold production at the Phuoc Son mine was below the Company’s expectation as a result of lower than anticipated average grade. Any adverse condition affecting mining or milling conditions at the Phuoc Son property could be expected to have a material adverse effect on the Company’s financial performance and results of operations. The Company also anticipates using revenue generated by its operations at Phuoc Son to finance a substantial portion of its capital expenditures during the Company’s 2013 fiscal year, including at the Company’s Bau Gold Property in East Malaysia. The Company likely will continue to be dependent on operations at the Phuoc Son property for a substantial portion of its gold production until the Bau Gold Property achieves commercial production or production is increased at the Bong Mieu Gold Property.

▪
The Company is dependent upon its ability to raise funds in order to carry out its business. Mining operations, exploration and development involve significant financial risk and capital investment. The operations and expansion plans for the Company may also result in increases in capital expenditures and commitments. The Company may require additional funding to expand its business and may require additional capital in the future for, among other things, the development of the Bau Gold Project which is currently the subject of a feasibility study targeting production commencing in 2015, or the development of other deposits or additional processing capacity at the Company’s Phuoc Son or Bong Mieu projects. No assurance can be given that such capital will be available at all or available on terms acceptable to the Company. The Company may be required to seek funding from third parties if internally generated cash resources and available credit facilities are insufficient to finance these activities. In the event that the Company was unable to obtain adequate financing on acceptable terms, or at all, to satisfy its operating, development and expansion plans, its business and results of operations may be materially and adversely affected. The success and the pricing of any such capital raising and/or debt financing will be dependent upon the prevailing market conditions at that time, the availability of funds from lenders and other factors relating to the Company’s properties and operations.

▪
The Company has debt and may be unable to service or refinance its debt, which could have negative consequences on the Company’s business, could adversely affect its ability to fulfill its obligations under its debt and may place the Company at a competitive disadvantage in its industry. In the first half of 2010 and 2011, the Company incurred indebtedness by way of convertible unsecured notes ("Convertible Notes") and by way of secured redeemable gold delivery promissory notes (“Gold Loan Notes”). The existence of this debt could have negative consequences for the Company. For example, it could:

-	increase the Company’s vulnerability to adverse industry and general economic conditions;
-
require the Company to dedicate a material portion of cash flow from operations to make scheduled principal or interest payments on the debt, thereby reducing the availability of its cash flow for working capital, capital investments and other business activities;

-	limit the Company’s ability to obtain additional financing to fund future working capital, capital investments and other business activities;
-	limit the Company’s flexibility to plan for, and react to, changes in its business and industry; and
-	place the Company at a competitive disadvantage relative to less leveraged competitors.

▪
Servicing the Company’s debt requires an allocation of cash and the Company’s ability to generate cash flow may be adversely affected by factors beyond its control. The Company’s business may not generate cash flow in an amount sufficient to enable it to pay the principal of, or interest on, its indebtedness or to fund other liquidity needs, including working capital, capital expenditures, project development efforts, strategic acquisitions, investments and alliances and other general corporate requirements. The Company’s ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. As such, the Company is faced with the risk that (i) the Company’s business will generate insufficient cash flow from operations or (ii) future sources of funding will not be available to the Company in amounts sufficient to enable it to fund its capital needs.

If the Company cannot fund its capital needs, it will have to take actions such as reducing or delaying capital expenditures, project development efforts, strategic acquisitions, investments and alliances; selling assets; restructuring or refinancing its debt; or seeking additional equity capital. The Company cannot provide assurance that any of these measures could, if necessary, be effected on commercially reasonable terms, or at all, or that they would permit the Company to meet its scheduled debt service obligations.

▪
Restrictive covenants in the agreements governing the Company’s indebtedness restrict its ability to operate its business. The documentation governing the Convertible Notes and the Gold Loan Notes contain covenants that restrict the Company’s ability to, among other things, incur additional debt, pay dividends, make investments, enter into transactions with affiliates, merge or consolidate with other entities or sell all or substantially all of the Company’s assets. A breach of any of these covenants could result in a default thereunder, which could allow the noteholders or their representative to increase the interest rate payable and/or declare all amounts outstanding thereunder immediately due and payable. If the Company is unable to repay outstanding borrowings when due, the lenders and the collateral agent under the Gold Loan Notes and related agreements have the right to proceed against the collateral granted thereunder, including the shares in the Company’s subsidiary holding companies which control the Bong Mieu and Phuoc Son projects and the loans owed to the Company by BMGMC and PSGC. The Company may also be prevented from taking advantage of business opportunities that arise because of the limitations imposed on it by the restrictive covenants under its indebtedness.

▪
The Company has entered into certain derivative arrangements which may not obtain their intended result. The Company’s Convertible Notes and Gold Loan Notes contain embedded derivative instruments. The use of such instruments involves certain inherent risks including credit risk, market liquidity risk and unrealized mark-to-market risk. Initially, the Company does not have any other hedging agreements in place but may enter into additional contracts from time to time. While hedging activities may protect the Company in certain circumstances, they may also cause it to be unable to take advantage of fluctuating market prices, and no assurances are given as to the effectiveness of the Company’s current or future hedging policies.

▪
The Company will not be able to insure against all possible risks. Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays, monetary losses and possible legal liability. If any such catastrophic event occurs, investors could lose their entire investment. Obtained insurance will not cover all the potential risks associated with the activities of the Company. Moreover, the Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution, political risk or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should a catastrophic event arise, investors could lose their entire investment.

24 | Olympus First Quarter 2013

Management Discussion & Analysis
September 30, 2012

▪
The Company is subject to commodity price fluctuations. If the price of gold declines, the Company’s properties may not be economically viable. The Company’s revenues are, and are expected to be for the foreseeable future in large part derived from the extraction and sale of precious metals, particularly gold. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new or improved mining and production methods. The effect of these factors on the price of base and precious metals cannot be predicted and the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. If the price of gold (including other base and precious metals) is below the cost to produce gold, the properties will not be mined at a profit. Fluctuations in the gold price affect the Company’s reserve estimates, its ability to obtain financing and its financial condition as well as requiring reassessments of feasibility and operational requirements of a project. Reassessments may cause substantial delays or interrupt operations until the reassessment is finished.

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The Company may not be able to compete with other mining companies for mineral properties, financing, personnel and technical expertise. The resource industry is intensely competitive in all of its phases, and the Company competes for mineral properties, financing, personnel and technical expertise with many companies possessing greater financial resources and technical facilities than it does. Competition could prevent the Company from conducting its business activities or prevent profitability of existing or future properties or operations if the Company were unable to obtain suitable properties for exploration in the future, secure financing for its operations or attract and retain mining experts. The Company’s inability to effectively compete could substantially impair its results of operations.

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If the Company does not comply with all applicable regulations, it may be forced to halt its business activities. The activities the Company engages in are subject to various laws in the different jurisdictions in which the Company operates governing, among other matters, land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances and mine safety. The Company may not be able to obtain all necessary licenses and permits required to carry out the exploration, development or mining of the projects. Unfavorable amendments and/or back-dating of changes to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company. Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations. Large increases in capital expenditures resulting from any of the above factors could force the Company to cease business activities which could cause investors to lose their investment.

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Non-compliance with environmental regulation may hurt the Company’s ability to perform its business activities. The Company’s operations are subject to environmental regulation in the jurisdiction in which it operates. Environmental legislation is still evolving in these jurisdictions and it is expected to evolve in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. If there are future changes in environmental regulation, or changes in its interpretations, possibly backdated, they could impede the Company’s current and future business activities and negatively impact the profitability of operations.

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Land reclamation requirements for exploration properties may be burdensome and may divert funds from the Company’s exploration programs. Although variable, depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies, as well as companies with mining operations, in order to minimize long term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents and to reasonably re-establish pre-disturbance land forms and vegetation. In order to carry out reclamation obligations imposed on the Company in connection with its mineral exploration, the Company must allocate financial resources that might otherwise be spent on further exploration programs.

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Mining operations and projects are vulnerable to supply chain disruption and the Company’s operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables, mining equipment or metallurgical plant. The Company’s operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables, mining equipment and metallurgical plant. In the past, the Company and other gold mining companies have experienced shortages in critical consumables, particularly as production capacity in the global mining industry has expanded in response to increased demand for commodities, and it has experienced increased delivery times for these items. These shortages have also resulted in unanticipated increases in the price of certain of these items. Shortages of strategic spares, critical consumables, mining equipment or metallurgical plant, which could occur in the future, could result in production delays and production shortfalls, and increases in prices result in an increase in both operating costs and the capital expenditure to maintain and develop mining operations.

The Company and other gold mining companies, individually, have limited influence over manufacturers and suppliers of these items. In certain cases there are only limited suppliers for certain strategic spares, critical consumables, mining equipment or metallurgical plant who command superior bargaining power relative to the Company, or it could at times face limited supply or increased lead time in the delivery of such items.

25 | Olympus First Quarter 2013

Management Discussion & Analysis
September 30, 2012

If the Company experiences shortages, or increased lead times in delivery of strategic spares, critical consumables, mining equipment or processing plant, its results of operations and financial condition could be adversely affected.

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If the Company is unable to obtain and keep in good standing certain licenses and permits, it will be unable to explore, develop or mine any of its property interests. The current and future operations of the Company require licenses and permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, use of explosives, land use, surface rights, environmental protection, safety and other matters, and are dependent upon the grant, or as the case may be, the maintenance of appropriate licenses, concessions, leases, permits and regulatory consents which may be withdrawn or made subject to limitations. The maintaining of tenements, obtaining renewals, or getting tenements granted, often depends on the Company being successful in obtaining required statutory approvals for its proposed activities and that the licenses, concessions, leases, permits or consents it holds will be renewed as and when required. There is no assurance that such renewals will be given as a matter of course and there is no assurance that new conditions will not be imposed in connection therewith. There can be no assurance that the Company will be able to obtain or maintain all necessary licenses or permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

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If the Company does not make certain payments or fulfill other contractual obligations, it may lose its option rights and interests in its joint ventures. There is a risk that the Company may be unable to meet its share of costs incurred under any option or joint venture agreements to which it is presently or becomes a party in the future and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs. The loss of any option rights or interest in joint ventures on properties material to the Company could have a material adverse effect on the Company.

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Title to the Company’s assets can be challenged or impugned, which could prevent the Company from exploring, developing or operating at any of its properties. There is no guarantee that title to concessions will not be challenged or impugned to the detriment of the Company. In Malaysia, Vietnam and the Philippines, the system for recording title to the rights to explore, develop and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. For example, in Vietnam, mining laws are in a state of flux, continuously being reviewed and updated, and the system is new and as yet untested. If title to assets is challenged or impugned, the Company may not be able to explore, develop or operate its properties as permitted or enforce its rights with respect to the properties.

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Political and economic instability in the jurisdictions in which the Company operates could make it more difficult or impossible for the Company to conduct its business activities. The Company’s exploration, development and operation activities occur in Malaysia, Vietnam, the Philippines and Australia. As such, the Company may be affected by possible political or economic instability in those countries. The risks include, but are not limited to, terrorism, military repression, fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in those countries may prevent or hinder the Company’s business activities and render its properties unprofitable by preventing or impeding future property exploration, development or mining. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, restrictions on repatriation of earnings, royalties and duties, income taxes, nationalization of properties or businesses, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The laws on foreign investment and mining are still evolving in Vietnam and it is not known how they will evolve. The effect of these factors cannot be accurately predicted. There may be risks in Malaysia and the Philippines including nationality restriction in the ownership of mining properties regarding the payment of permitting fees and obtaining the free, prior and informed consent of affected indigenous peoples.

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Vietnamese tax laws are open to interpretation and, with respect to mining and refining, there are no clear precedents to properly guide the Company’s tax policies. Management considers that the Company has made adequate provision for tax liabilities to the Vietnamese national, provincial and local authorities based on correspondence with such authorities, and on external advice received. However, because Vietnam’s tax laws, especially with respect to mining and refining, are evolving and open to interpretation, there is a risk that material additional and/or back-dated taxes and penalties may be levied on the Company, which could adversely impact its results of operations.

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Exchange rate and interest rate fluctuations may increase the Company’s costs. The profitability of the Company may decrease when affected by fluctuations in the foreign currency exchange rates between the United States Dollar and the Canadian Dollar, Malaysian Ringgit, Vietnamese Dong, Philippines Peso and Australian Dollar. Exchange rate fluctuations affect the costs of exploration and development activities that the Company incurs in United States dollar terms. The Company does not currently take any steps to hedge against currency fluctuations. In the event of interest rates rising, the liabilities of the Company that are tied to market interest rates would increase the Company’s borrowing costs.

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The Company’s stock price could be volatile. The market price of the Company’s common shares, like that of the common shares of many other natural resource companies, has been and is likely to remain volatile. Results of exploration and mining activities, the price of gold and silver, future operating results, changes in estimates of the Company’s performance by securities analysts, market conditions for natural resource shares in general, and other factors beyond the control of the Company, could cause a significant decline in the market price of the Company’s common shares and results in the need to revalue derivative liabilities.

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In the US, the Company’s common shares are “Penny Stock” which imposes significant restrictions on broker-dealers recommending the stock for purchase. Securities and Exchange Commission (“SEC”) regulations define "penny stock" to include common stock that has a market price of less than US$5.00 per share, subject to certain exceptions. These regulations include the following requirements: broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market; broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative; broker-dealers must disclose current quotations for the securities; if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer’s account and information on the limited market in penny stocks. Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser’s written consent to the transaction prior to sale. For so long as the Company’s common shares are subject to these penny stock rules, these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the shares. Accordingly, this may result in a lack of liquidity in the common shares and investors may be unable to sell their shares at prices considered reasonable by them.

26 | Olympus First Quarter 2013

Management Discussion & Analysis
September 30, 2012

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The Company may not be able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act of 2002 (‘‘SOX’’) requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. Section 404 of SOX also requires an annual attestation report by the Company’s independent auditors addressing the effectiveness of the Company’s internal control over financial reporting. The Company has completed its Section 404 assessment and received the auditors’ attestation as of September 30, 2012.

If the Company fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, the Company may not be able to conclude that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares and securities convertible or exchangeable for common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company. No evaluation can provide complete assurance that the Company’s internal control over financial reporting will prevent misstatement due to error or fraud or will detect or uncover all control issues or instances of fraud, if any. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in maintaining adequate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in continuing to comply with Section 404 of SOX.

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The Company does not plan to pay any dividends in the foreseeable future. The Company has not paid a dividend in the past and it is unlikely that the Company will declare or pay a dividend for the foreseeable future. The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time-to-time, based upon, and subject to, the Company’s earnings, financial requirements, loan covenants and other conditions prevailing at the time.

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Shareholders could suffer dilution of the value of their investment if the Company issues additional shares. There are a number of outstanding securities and agreements pursuant to which common shares may be issued in the future, including pursuant to the Convertible Notes, stock options and warrants. If these shares are issued, this may result in further dilution to the Company’s shareholders.

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In the event that key employees leave the Company or its subsidiaries, the Company would be harmed since it is heavily dependent upon them for all aspects of the Company’s activities. The Company is dependent on key employees and contractors, and on a relatively small number of key directors and officers, the loss of any of whom could have, in the short-term, a negative impact on the Company’s business and results of operations. The Company has a consulting agreement or employment agreement, as applicable, with each of the Company’s officers.

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Management may be subject to conflicts of interest due to their affiliations with other resource companies. Because some of the Company directors and officers have private mining interests and also serve as officers and/or directors of other public mining companies, their personal interests may be in conflict with the interests of the Company. Because of their activities, situations may arise where these persons are presented with mining opportunities, which may be desirable for the Company, as well as other companies in which they have an interest, to pursue. If the Company is unable to pursue such opportunities because of its officers’ and/or directors’ conflicts, this would reduce the Company’s opportunities to increase its future profitability and revenues. In addition to competition for suitable mining opportunities, the Company competes with these other companies for investment capital, and technical resources, including geologists, metallurgists and mining engineers and others. Similarly, if the Company is unable to obtain necessary investment capital and technical resources because of its officers’ and directors’ conflicts, the Company would not be able to obtain potential profitable properties or interests which would reduce the Company’s opportunities to increase its future revenues and income. Any material potential conflicts of interest is directed to the Company’s board of directors and is resolved on a case by case basis in accordance with applicable Canadian law. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in applicable laws. Nevertheless, potential conflicts of interests could deny the Company access to important corporate opportunities.

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Future sales of common shares by existing shareholders could decrease the trading price of the common shares. Sales of large quantities of the common shares in the public markets or the potential of such sales could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

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The profitability of the Company’s operations and the cash flow generated by these operations are significantly affected by fluctuations in input production prices, many of which are linked to the prices of oil and steel. Fuel, energy and consumables, including diesel, heavy fuel oil, chemical reagents, explosives, tires, steel and mining equipment consumed in mining operations form a relatively large part of the operating costs and/or capital expenditures of any mining company. The Company has no influence over the cost of these consumables, many of which are linked to some degree to the price of oil and steel.

The price of oil has recently been volatile. The Company’s mines at Bong Mieu and Phuoc Son are most vulnerable to changes in the price of oil. Furthermore, the price of steel which is used in the manufacture of most forms of fixed and mobile mining equipment is also a relatively large contributor to the operating costs and capital expenditure of a mining company and has also been volatile recently.

Fluctuations in the price of oil and steel have a significant impact upon operating cost and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects or render certain projects not viable.

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Inflation may have a material adverse effect on the Company’s operational results. Most of the Company’s operations are located in countries that have experienced high rates of inflation during certain periods. Since the Company is unable to influence the market price at which it sells gold, it is possible that significantly higher future inflation in the countries in which the Company operates may result in an increase in future operational costs in local currencies (without a concurrent devaluation of the local currency of operations against the dollar or an increase in the dollar price of gold). This could have a material adverse effect upon the Company’s results of operations and its financial condition. Significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being reduced or rationalized at higher cost mines.

27 | Olympus First Quarter 2013

Management Discussion & Analysis
September 30, 2012

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Mining companies such as the Company are increasingly required to consider and ensure the sustainable development of, and provide benefits to, the communities and countries in which they operate. As a result of public concern about the perceived ill effects of economic globalization, businesses generally and multinational corporations such as the Company face increasing public scrutiny of their activities. These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other stakeholders, including employees, communities surrounding operations and the countries in which they operate, benefit and will continue to benefit from their commercial activities. Such pressure tends to be particularly focused on companies whose activities are perceived to have a high impact on their social and physical environment. The Company’s failure to adequately perceive and address these pressures could lead to reputational damage, legal suits and social spending obligations.

In addition, the location of mining operations often coincides with the location of existing towns and villages, natural water courses and other infrastructure. Mining operations must therefore be designed to minimize their impact on such communities and the environment, either by changing mining plans to avoid any such impact, modifying mining plans and operations, or relocating the relevant people to an agreed location. These measures may include agreed levels of compensation for any adverse impact the mining operation may continue to have upon the community. The Company is subject to the above factors at its mining and exploration sites. The cost of these measures could increase capital and operating costs and therefore could have an adverse impact upon the Company’s results of operations.

28 | Olympus First Quarter 2013

Management Discussion & Analysis
September 30, 2012

Subsequent Events
On October 26, 2012, the shareholders of the Company met and unanimously agreed to change the company name to Besra Gold Inc. The name will be formally registered and launched in late November 2012.

On November 6, 2012, the Company reached an agreement with Euro Pacific Capital Inc. to propose certain amendments to holders of the Company’s outstanding convertible notes and gold loan notes. The revised notes will not be convertible into or exchangeable for any other securities of the Company, will pay interest at the rate of 8 percent per annum, mature on May 6, 2015, and will entitle the holders to share in 70 percent of the increase in the gold price from the effective date of the amendments to the maturity date via an increase in the redemption price paid on the maturity date of the notes based on the prevailing gold price at the maturity date (Gold price to be calculated on twenty day average price May 6, 2015).

29 | Olympus First Quarter 2013